RENEWABLE ENERGY GROUP, INC.

415 South Bell Avenue

Ames, Iowa 50010

March 16, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1001

Re:	Renewable Energy Group, Inc.’s Registration Statement on Form S-3
File No.:	333-236954
Filed:	March 6, 2020

Ladies and Gentlemen:

On March 6, 2020, Renewable Energy Group, Inc. (the “Company”) filed a Registration Statement on Form S-3 (File No. 333-236954) (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, the Company hereby requests that the Commission consents to the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement because of a mistake in the filing process by which the Registration Statement was incorrectly tagged with the wrong submission type: S-3 instead of the correct S-3ASR. The Company intends to file a new automatic shelf Registration Statement on Form S-3 with the correct EDGAR submission tag promptly following the filing of this withdrawal request.

The Company confirms that no securities have been sold pursuant to the Registration Statement.

Please direct any questions or comments regarding this correspondence to our counsel, Justin D. Hovey of Pillsbury Winthrop Shaw Pittman LLP, at (415) 983-6117. Thank you for your assistance in this matter.

Respectfully submitted,

By: /s/ Natalie Merrill

Name:	Natalie Merrill
Title:	Chief of Staff & Vice President and Corporate Secretary